SECURIT[barcode] 06005684 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden hours per response...12.00

SEC FILE NUMBER
8- 34033

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD ENDING 04/01/05 (MM/DD/YY) AND ENDING 03/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
K. W. BROWN & COMPANY D/B/A K. W. BROWN INVESTMENTS — OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.) — FIRM ID. NO.

401 W Linton Blvd., Suite #300
(No. and Street)

Delray Beach (City) — Florida (State) — 33444 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WENDY BROWN — (561) 393-6900
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRUCE D. SOULE, CPA, PA
(Name -- *if individual, state last, first and middle name*)

7075 GRENVILLE ROAD, TALLAHASSEE, FL 32309
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

mR

SEC 1410(06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

6/23

OATH OR AFFIRMATION

I, KENNETH W. BROWN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of K.W. BROWN & COMPANY D/B/A K.W. BROWN INVESTMENTS, as of MARCH 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Title

NOTARY PUBLIC STATE OF FLORIDA
Jerry Desiderio
Commission #DD528904
Expires: MAR. 14, 2010
www.AaronNotary.com

Notary Public

This report ** contains (check all applicable boxes):

- * (a) Facing page.
- * (b) Statement of Financial Condition.
- * (c) Statement of Income (Loss).
- * (d) Statement of Changes in Financial Condition.
- * (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- * (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- * (g) Computation of Net Capital.
- * (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- * (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- * (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- * (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- * (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BRUCE D. SOULE, CPA, PA

7075 Grenville Road
Tallahassee, FL 32309

(850) 894-3135 Office
(850) 894-3155 Fax

INDEPENDENT AUDITOR'S REPORT

Stockholders
K. W. Brown & Company
D/B/A K. W. Brown Investments
Delray Beach, Florida

I have audited the accompanying balance sheet of **K.W. Brown & Company D/B/A K. W. Brown Investments** as of March 31, 2006 and 2005, and the related statements of income and retained earnings, changes in stockholders' equity, cash flow, and changes in liabilities subordinated to claims of general creditors for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of K.W. Brown & Company D/B/A K. W. Brown Investments as of March 31, 2006 and 2005, and the results of its operations and its cash flow for the years then ended, in conformity with accounting principles generally accepted in the United States applied on a consistent basis.

BRUCE D. SOULE, CPA, PA

Bruce Soule, CPA, PA

Certified Public Accountant

May 23, 2006

K. W. BROWN & COMPANY
D/B/A K. W. BROWN INVESTMENTS

BALANCE SHEET

MARCH 31, 2006 AND 2005

ASSETS

	2006	2005
CURRENT ASSETS:		
Cash	$ 904 811	$ 798 522
Commissions receivable	134 854	128 781
Inventory of securities owned	73 190	220 333
Trade date adjustment	4 713	31 452
Advances	-0-	15 427
Income tax receivable	3 017	-0-
Total current assets	1 120 585	1 194 515
REAL ESTATE, FURNITURE & EQUIPMENT	277 688	244 503
Less accumulated depreciation	217 406	200 870
Net furniture and equipment	60 282	43 633
Total assets	$1 180 867	$1 238 148

LIABILITIES AND STOCKHOLDERS' EQUITY

	2006	2005
CURRENT LIABILITIES:		
Accounts payable	$ 47 701	$ 24 457
Cash overdraft	-0-	78 687
Accrued expenses	175 873	109 478
Margin account	19 467	91 352
Contingent arbitration award liability	391 430	252 220
Deferred income taxes	103 142	140 664
Income taxes payable	-0-	5 849
Total current liabilities	737 613	702 707
STOCKHOLDERS' EQUITY:		
Common stock - $5.00 par value; 100 shares Authorized, issued and outstanding	500	500
Additional paid-in capital	199 485	199 485
Retained earnings	243 269	335 456
Total stockholders' equity	443 254	535 441
Total liabilities and stockholders' equity	$1 180 867	$1 238 148

The accompanying notes are an integral part of these financial statements.

K. W. BROWN & COMPANY
D/B/A K. W. BROWN INVESTMENTS

STATEMENT OF INCOME AND RETAINED EARNINGS

FOR THE YEARS ENDED MARCH 31, 2006 AND 2005

	2006	2005
REVENUES		
Commissions	$1 692 409	$ 2 698 974
Gains on investment transactions	934 379	902 473
Other income	17 043	453 689
Total gross revenues	2 643 831	4 055 136
EXPENSES		
Clearing charges	421 919	482 550
Salaries	1 415 566	2 337 402
Arbitration expense	184 593	444 295
Professional fees	124 585	179 127
Other expenses	632 725	592 251
Total expenses	2 779 388	4 035 625
INCOME (LOSS) BEFORE INCOME TAXES	(135 557)	19 511
PROVISION FOR INCOME TAXES	(43 370)	5 849
NET INCOME (LOSS)	(92 187)	13 662
RETAINED EARNINGS - Beginning of year	335 456	321 794
RETAINED EARNINGS - End of year	$ 243 269	$ 335 456

The accompanying notes are an integral part of these financial statements.

K. W. BROWN & COMPANY
D/B/A K. W. BROWN INVESTMENTS

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED MARCH 31, 2006 AND 2005

	Common stock		Additional	paid-in	Retained
	Shares	Amount	capital	earnings	Total
Balance - March 31, 2004	100	$ 500	$199 485	$321 794	$521 779
Net income for the year ended March 31, 2005				13 662	13 662
Balance - March 31, 2005	100	500	199 485	335 456	535 441
Net income for the year ended March 31, 2006				(92 187)	(92 187)
Balance – March 31, 2006	100	$ 500	$ 199 485	$ 243 269	$ 443 254

The accompanying notes are an integral part of these financial statements.

K. W. BROWN & COMPANY
D/B/A K. W. BROWN INVESTMENTS

STATEMENT OF CASH FLOW

FOR THE YEARS ENDED MARCH 31, 2006 AND 2005

	2006	2005
CASH FLOW FROM OPERATING ACTIVITIES:		
Gross revenues received	$2 637 758	$4 071 142
Salaries paid	1 312 387	2 337 402
Clearing charges	421 919	482 550
Other expenses	851 896	1 603 376
Interest	2 014	1 191
Taxes	74 254	87 762
Cash used in operating activities	2 662 470	4 512 281
Net cash flow (used in) operating activities	(24 712)	(441 139)
CASH FLOW FROM INVESTING ACTIVITIES:		
Purchase of equipment/furniture/leaseholds	(33 185)	(2 155)
Cash disbursed in investing activities	(33 185)	(2 155)
Net cash flow from (used in) investing activities	(33 185)	(2 155)
CASH FLOW FROM FINANCING ACTIVITIES:		
Interest and dividends	17 043	6 339
Decrease (Increase) in inventory	147 143	121 058
Cash provided by (used in) financing activities	164 186	127 397
Net cash flow from (used in) financing activities	164 186	127 397
INCREASE (DECREASE) IN CASH	106 289	(315 897)
CASH AT BEGINNING OF YEAR	798 522	1 114 419
CASH AT END OF YEAR	$ 904 811	$ 798 522

The accompanying notes are an integral part of these financial statements.

K. W. BROWN & COMPANY
D/B/A K. W. BROWN INVESTMENTS

STATEMENT OF CASH FLOW (CONTINUED)

FOR THE YEARS ENDED MARCH 31, 2006 AND 2005

	2006	2005
RECONCILIATION OF NET INCOME TO NET CASH FLOW PROVIDED BY (USED IN) OPERATING ACTIVITIES:		
Net Income (loss)	$ (92 187)	$ 13 662
Adjustments to reconcile net income to net cash Provided by (used in) operating activities		
Depreciation	16 536	13 025
Interest & dividends	(17 043)	(6 339)
(Increase) decrease in:		
Commissions receivable	(6 073)	16 016
Trade date adjustment	26 739	(19 106)
Advances	15 427	17 814
Income tax receivable	(3 017)	-0-
Increase (decrease) in:		
Accounts payable	23 244	(38 964)
Accrued expenses	66 395	(65 250)
Cash overdraft	(78 687)	(39 594)
Margin account	(71 885)	(82 150)
Contingent arbitration award liability	139 210	(255 451)
Deferred income taxes	(37 522)	140 664
Income taxes payable	(5 849)	(135 466)
Net cash flow provided by (used in) operating activities	$ (24 712)	$ (441 139)

The accompanying notes are an integral part of these financial statements.

K. W. BROWN & COMPANY
D/B/A K. W. BROWN INVESTMENTS

STATEMENT OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEARS ENDED MARCH 31, 2006 AND 2005

SUBORDINATED LIABILITIES AT MARCH 31, 2004	-0-
Changes during the year ended March 31, 2005	-0-
SUBORDINATED LIABILITIES AT MARCH 31, 2005	-0-
Changes during the year ended March 31, 2006	-0-
SUBORDINATED LIABILITIES AT MARCH 31, 2006	$ -0-

The accompanying notes are an integral part of these financial statements.

K. W. BROWN & COMPANY
D/B/A K. W. BROWN INVESTMENTS

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2006 AND 2005

NOTE 1 - BUSINESS AND ORGANIZATION

The Company was incorporated in Florida on April 17, 1985 as FWG Financial Corp. On July 25, 1985 the name of the Company was changed to Three Thousand Financial Group, Inc. On September 10, 1986 the name of the Company was changed to K. W. Brown & Company. The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers, Inc.

The Company acts as an introducing broker through a clearing arrangement with a clearing broker-dealer on a fully disclosed basis. Ameritrade, Inc. provides clearing services, handles funds of the Company's customers, holds securities, and remits activity statements to the customers.

The Company has authorized and issued 100 shares of common stock, $5 par value, and is authorized to issue 6,000 shares, $8.50 Class A Preferred stock, $1 par value; and 5,000 shares of 10% Class B Preferred stock, $1000 par value.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECOGNITION OF COMMISSION INCOME - Securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a settlement date basis. The books are adjusted to trade date basis at year end.

CASH AND CASH EQUIVALENTS - The cash on the balance sheet consists primarily of various accounts at Ameritrade, the clearing broker for the firm. The balance also exceeds the insured amount of SIPC, but the amount of cash varies greatly with the trading activity and positions of the firm. It is felt that Ameritrade is a quality financial institution and the amount of credit exposure is believed to be limited.

USE OF ESTIMATES – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

DEPRECIATION - Furniture and equipment are being depreciated on a straight line basis over a period generally not to exceed five years. Leasehold improvements were being depreciated over the life of the leases which was 24 or 30 months.

Property and equipment at March 31, 2006	
Condo	$ 31 400
Furniture and equipment	65 794
Computer equipment	30 093
Leasehold improvements	141 401
Sign	9 000
Total at cost	277 688
Less accumulated depreciation	217 406
Net property and equipment	60 282

NOTE 3 - INVENTORY OF SECURITIES OWNED

The inventory of securities owned as of March 31, 2006 and 2005 is valued at fair market value.

NOTE 4 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities & Exchange Commission's Uniform Net Capital Rule (Rule 15c 3-1) which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. Net capital and the related net capital ratio fluctuates on a daily basis. As of March 31, 2006 and 2005, the net capital ratio was 1.74:1 and 1.62:1, respectively, and net capital was $352,773 and $433,296, respectively, which exceeded the minimum net capital requirement by $252,773 and $333,296, respectively.

NOTE 5 - LITIGATION

The Company is presently involved in potentially assertive claims and arbitrations arising out of the normal course of its business over securities transactions, which in the opinion of the Company, based upon knowledge of facts, will not result in a material adverse effect on the Company's financial position, except as has been provided for in these financial statements by a contingent arbitration awards liability of $391,430 as of March 31, 2006 and $252,220 as of March 31, 2005.

NOTE 6 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The amount of rent paid for the years ended March 31, 2006 and 2005 was $50,000 and $50,000 respectively.

The Company has entered into a 5,000 square foot office space lease at approximately $4,167 per month expiring December 31, 2010. The lessor and lessee are related parties. The owner of the office building is one of the executive officers of the Company.

The Company has also entered into a lease on a month to month basis, for an office in St. Martin of the Netherlands Antilles.

NOTE 6 - COMMITMENTS AND RELATED PARTY TRANSACTIONS (CONTINUED)

The two executive officers of the Company are also the two directors the Company and they are the grantors and trustees of a trust which owns 100% of the outstanding shares of the Company. The beneficiaries of that trust are the children of the two executive officers.

Lease obligations for the next five years:

March 31, 2007	$50,000
March 31, 2008	$50,000
March 31, 2009	$50,000
March 31, 2010	$50,000
March 31, 2011	$50,000
	$250,000

NOTE 7 - INCOME TAXES

Deferred tax assets and liabilities are to be recognized for the future tax consequence attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and net operating loss carrybacks.

The income taxes payable are -0- and $5,849 as of March 31, 2006 and 2005, respectively.

The results of operations for the fiscal year ended March 31, 2006 shows a loss sufficient to recover taxes paid the past two years in the amount of $3,017. It also leaves a net operating loss carryover of approximately $92,000 which will carryover until used or March 31, 2026. The tax benefits of the loss have been used to reduce the deferred income tax liability for the timing difference mentioned in paragraph one of this note.

BRUCE D. SOULE, CPA, PA

7075 Grenville Road
Tallahassee, FL 32309

(850) 894-3135 Office
(850) 894-3155 Fax

AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17 a-5

Stockholders
K.W. Brown & Company
D/B/A K. W. Brown Investments
Delray Beach, Florida

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules presented in pages thirteen through sixteen is presented for purposes of additional analysis and is not a required part of the basic financial statements but is required by Rule 17a-5 of the Securities & Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole. Further, it is my opinion that the schedules present fairly the information therein in conformity with the rules of the Securities & Exchange Commission.

BRUCE D. SOULE, CPA, PA

Certified Public Accountant

May 23, 2006

K. W. BROWN & COMPANY
D/B/A K. W. BROWN INVESTMENTS

SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5

MARCH 31, 2006 AND 2005

COMPUTATION OF NET CAPITAL

	2006	2005
Total stockholders' equity	$ 443 254	$ 535 441
Deductions and/or charges:		
Nonallowable assets:		
15% haircut on inventory	10 978	33 050
2% haircut on money market	12 439	7 056
Furniture, equipment and leasehold improvements - net book value	60 282	43 633
Commissions and tax receivable over 30 days	5 307	2 979
Advances, worthless securities and undue concentration	1 475	15 427
Total deductions	90 481	102 145
NET CAPITAL	$ 352 773	$ 433 296

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT AND EXCESS NET CAPITAL

	2006	2005
BASIC NET CAPITAL REQUIREMENT (greater of a or b)	$ 100 000	$ 100 000
a. Minimum capital required (6-2/3% of aggregate indebtedness)	$ 41 002	$ 46 850
b. Minimum dollar of net capital required	$ 100 000	$ 100 000
EXCESS NET CAPITAL	$ 252 773	$ 333 296

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

	2006	2005
Total aggregate indebtedness	$ 615 005	$ 702 707
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.74:1	1.62:1

K. W. BROWN & COMPANY
D/B/A K. W. BROWN INVESTMENTS

SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5 (CONTINUED)

MARCH 31, 2006 AND 2005

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

	2006	2005
Net capital per FOCUS II A	$330 533	$565 275
Decrease (Increase) in aggregate indebtedness including commissions and payroll taxes payable discovered during the annual audit	(5 044)	(6 635)
(Increase) in aggregate indebtedness due to an increase in accounts payable.	(10 693)	(7 527)
Decrease (Increase) in aggregate indebtedness due to an (increase) decrease in federal and state income taxes payable and deferred income taxes resulting from adjustments made during the annual audit	40 353	(145 584)
Decease in accounts receivable discovered during the audit	(7 010)	(3 684)
(Increase) in haircuts discovered during the audit	(79)	-0-

K. W. BROWN & COMPANY
D/B/A K. W. BROWN INVESTMENTS

SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5 (CONTINUED)

MARCH 31, 2006 AND 2005

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

	2006	2005
Increase due to trade date adjustment	4 713	31 451
Net capital per audit report	$ 352 773	$ 433 296

K. W. BROWN & COMPANY
D/B/A K. W. BROWN INVESTMENTS

REQUIRED SUPPORTING STATEMENTS

MARCH 31, 2006 AND 2005

STATEMENT RE: DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15 (c) 3-3

As of March 31, 2006 and 2005, the Company was exempt from reporting information re: determination of reserve requirement under Rule 15 (c) 3-3 because no customer funds or securities were held.

STATEMENT RE: POSSESSION OR CONTROL OF SECURITIES REQUIREMENTS UNDER RULE 15 (c) 3-3 (k) (2) (ii)

As of March 31, 2006 and 2005, the Company was exempt from reporting information re: possession or control of securities pursuant to Rule 15 (c) 3-3, under paragraph (k) (2) (ii), because no securities of customers were held.

STATEMENT RE: CUSTOMERS' FUNDS

As of March 31, 2006 and 2005, the Company was exempt from reporting information re: funds contained in customers' regulated commodity futures accounts and total funds segregated by dealer to meet requirements because no funds of customers were held.

STATEMENT RE: NO MATERIAL INADEQUACIES

As of March 31, 2006 and 2005, no material inadequacies were found to exist.

BRUCE D. SOULE, CPA, PA

7075 Grenville Road
Tallahassee, FL 32309

(850) 894-3135 Office
(850) 894-3155 Fax

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Stockholders
K.W. Brown & Company
D/B/A K. W. Brown Investments
Delray Beach, Florida

I have examined the financial statements of **K.W. Brown & Company D/B/A K. W. Brown Investments** as of and for the year ended March 31, 2006 and have issued my report thereon, dated May 23, 2006. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities Exchange Act of 1934. This study and evaluation included, in the accounting system, the procedures for safeguarding securities and the practices and procedures followed by the Company in making the periodic computations of net capital under Rule 17a-3(a)(11). Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. The purposes of my study and evaluation were to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the Company's financial statements and to provide a basis of reporting material weaknesses in internal accounting control under Rule 17a-5. My study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

I have found that, with respect to Rule 15c3-3, the Company does not obtain and maintain physical possession or control of any fully paid or excess margin securities of customers.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control

INDEPENDENT ACCOUNTANT'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

(CONTINUED)

procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation, described in the first paragraph, would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of the Company taken as a whole. However, my study and evaluation disclosed no condition that I believe to be a material weakness.

This report is intended solely for the use of management, the Securities & Exchange Commission, and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.

BRUCE D. SOULE, CPA, PA

Bruce D Soule, CPA, PA

Certified Public Accountant

May 23, 2006